UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASPEN RACING STABLES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04530W 20 9

(CUSIP Number)

Xueyun Cui
168 Nanhai Avenue, Free Trade Zone, Haikou City
Hainan Province, China 570216
+86 (898) 6680 2207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 04530W 20 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xueyun Cui

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 22,522,500
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 22,522,500
	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,522,500

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.09%

14		TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of common stock, $0.001 par value per share (the “Shares”) of Aspen Racing Stables, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 168 Nanhai Avenue, Free Trade Zone, Haikou City Hainan Province, China 570216.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement on Schedule 13D is being filed on behalf of Xueyun Cui (the “Reporting Person”).

(b)	The business address of the Reporting Person is: 168 Nanhai Avenue, Free Trade Zone, Haikou City Hainan Province, China 570216.

(c)	Xueyun Cui is Director, Chairman of the Board of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration paid by Xueyun Cui for the Shares consisted of 9,900 shares representing 99% of capital stock of Kun Run Biotechnology Ltd. (the “KUN RUN”), a Hong Kong company. See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares pursuant to a Stock Exchange Agreement (the “Agreement”), dated August 15, 2008, among the Issuer, KUN RUN and the stockholders of KUN RUN, pursuant to which the Issuer acquired all of the issued and outstanding capital stock of KUN RUN in exchange for a total of 24,250,000 shares (representing approximately 97%) of the Issuer’s common stock. As a result of this share exchange, Xueyun Cui acquired 22,522,500 shares of the Issuer’s common stock, of which 1,000,000 shares will be placed into escrow pending the results of KUN RUN for the year ending December 31, 2008. The Reporting Person does not have any present plans which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D, except for the Reporting Person's participation in a contemplated appointment of additional directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

(a)	See Rows 11 and 13 of the Cover Pages.

(b)
See Rows 7 through 10 of the Cover Pages. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by it in Item 5(a).

(c)	None, other than the transaction described in Item 4 above.

(d)
To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Escrow Agreement

Xueyun Cui is a party to a Make Good Escrow Agreement dated as of September 16, 2008 ("Escrow Agreement"), among the issuer, Xueyun Cui, Trixy Sasyniuk-Walt and Securities Transfer Corporation. A copy of the Escrow Agreement is filed as Exhibit 2 to this Statement and is incorporated herein by reference. Pursuant to the Escrow Agreement, 1,000,000 of the shares issued to Xueyun Cui was put into an escrow pending the results of KUN RUN for the year ending December 31, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

Exhibit 1.
Stock Exchange Agreement, dated August 15, 2008, by and among Aspen Racing Stables, Inc., a Nevada corporation ( “Parent”); Trixy Sasyniuk-Walt, the principal shareholder of the Parent., Kun Run Biotechnology Limited, a Hong Kong holding corporation; and Cui Xueyun and Yang Liqiong, the shareholders of the Company (“Sellers”) .

Exhibit 2.
Make Good Escrow Agreement (the “Make Good Agreement”), dated effective as of September 16, 2008, by and among Aspen Racing Stables, Inc., a Nevada corporation, Xueyun Cui (the “Make Good Pledgor”), Trixy Sasyniuk-Walt (the “Indemnitor”) and SECURITIES TRANSFER CORPORATION, as escrow agent (“Escrow Agent”).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: October 10, 2008

/s/ Xueyun Cui
Name: Xueyun Cui
Title: